March 9, 2009

Jeffrey P. Riedler, Esq. Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Tiens Biotech Group (USA), Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 31, 2008, response filed January 26, 2009
File No. 001-32477

Dear Mr. Riedler:

Thank you for your comment letter dated February 23, 2009 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-K of Tiens Biotech Group (USA), Inc., a Delaware corporation (the “Company”).

We have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.

The Company’s responses to the Staff’s comments set forth in the Comment Letter are as follows:

Effect of Fluctuations in Foreign Exchange Rates, page 28

1.
We note in your response that you believe that the impact of fluctuations in foreign exchange rates is immaterial.  However, Item 305(a) of Regulation S-K requires a quantitative analysis of that risk be included in your disclosure so that investors may make an informed decision themselves about the degree of risk.  Please revise your disclosure to include a quantitative analysis such as that you included in your response.

Response to Comment 1:

In its Form 10-K annual report for year ended December 31, 2008 (the “2008 10-K”), the Company intends to revise the existing disclosure on page 28 of the 2007 annual report on Form 10-K (the “2007 10-K”) to replace the current discussion of the effect of fluctuations in foreign exchange rates with the following disclosure:

Jeffrey P. Riedler, Esq.
Securities and Exchange Commission
March 9, 2009

“Effect of Fluctuations in Foreign Exchange Rates

Our operating subsidiary, Biological, is located in China, and buys all of its raw materials in China and sells our products in China using the renminbi as the functional currency. Based on Chinese government regulations, all foreign currencies under the category of current accounts are allowed to be freely exchanged with hard currencies. As of December 31, 2008, the exchange rate was $1 = RMB 6.85, compared to $1 = RMB 7.31 as of December 31, 2007.

Substantially all our revenues and expenses are denominated in the renminbi. However, we use the dollar for financial reporting purposes. The value of renminbi against the dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. As our operations are primarily in China, any significant revaluation of the renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert dollars into renminbi for our operations, appreciation of this currency against the dollar could have a material adverse effect on our business, financial condition and results of operation. Conversely, if we decide to convert our renminbi into dollars for other business purposes and the dollar appreciates against this currency, the dollar equivalent of the renminbi would be reduced.

We are exposed to a foreign currency risk arising from the possibility that fluctuations in foreign exchange rates could impact accounts receivable from our sales to overseas affiliate companies. Overseas affiliate companies pay for the products they purchase in US dollars; therefore, the main foreign currency risk is the fluctuation of the US dollar against other currencies. In general, our payment term for accounts receivable is approximately 180 days, during which period those overseas affiliate companies exchange their local currency for US dollars, and, when we collect the accounts receivable from them in US dollars, we exchange the US dollars for renminbi. The collection and exchange of local currency may take overseas affiliates approximately 50 days, almost one third of our payment term of 180 days.  Thus, we believe that overseas affiliates bear approximately 30% of our exposure to U.S. currency exchange rate fluctuations.  Sales to overseas affiliates totaled $[__] million in 2008, and the average balance of our renminbi-denominated bank accounts was $[__] million.  Our 70% share in an adverse exchange rate swing of 10% would amount to approximately $[__] million of each of these amounts, which is insignificant in relation to our assets of $[__] million and shareholders equity of $[__] million as of December 31, 2008.  The total amount of sales in 2008 was $[__] million, while the impact of fluctuation of foreign exchange rates would amount to approximately $[__] million, which is less than [__]% of the total sales in 2008, and we believe it is immaterial. Therefore, the anticipated fluctuation of foreign exchange rates will not significantly impact our relative financial data.

Currently we have not entered agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future.”

Jeffrey P. Riedler, Esq.
Securities and Exchange Commission
March 9, 2009

Employment Agreements, page 34

2.
We note that, in response to our previous comment 8, you disclosed that these agreements were previously filed.  However, you did not disclose the material terms of the agreements.  Please revise your disclosure to include the material terms of the employment agreements.

Response to Comment 2:

In its 2008 10-K, the Company intends to revise the existing disclosure on page 34 of the 2007 10-K to replace the current discussion of the employment agreements the Company’s subsidiary, Tianjin Tianshi Biological Development Co., Ltd., has entered into with each of the named executive officers of the Company with the following disclosure:

“Employment Agreements

Our subsidiary, Biological, has entered into a statutory employment agreement with each of the named executive officers of the Company. Jinyuan Li’s contract is dated June 1, 2005 and has an indefinite period. Wenjun Jiao’s contract was dated June 1, 2005 and provided for a term through June 30, 2010. The employment contract for Yupeng Yan is dated April 1, 2004 and provides for a term through March 31, 2009. Zheng Wan also has an employment contract with Biological, dated November 3, 2008 which provides for a term through December 31, 2013.

Under each of these employment contracts, the employee receives vacation time and social insurance according to Chinese government regulations.  The employment agreements can be renewed within 15 days of the expiration of each agreement with the mutual consent of the parties.  Biological may rescind each agreement without notice if, among other events, the employee materially violates Biological’s rules and regulations or the employee grossly neglects his or her duties and discloses our confidential business information that harms us.  Biological may rescind each agreement on 30 days’ notice and provide economic compensation if, among other events, the employee suffers from a disease or non-work related injury and after a recovery period is unable to work, or due to material changes the performance of the agreement has become unpractical.  Pursuant to the terms of each of the employment agreements, the employee may rescind its contract on 30 days’ written notice.

For 2008, we paid a salary of $166,660 to Jinyuan Li and $77,000 to each of Wenjun Jiao and Yupeng Yan. Mr. Wan’s contract provides for an annual salary of $80,000.”

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jeffrey P. Riedler, Esq.
Securities and Exchange Commission
March 9, 2009

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have further questions. Thank you.

Very truly yours,

/s/ Jinyuan Li
Jinyuan Li
Chairman, Chief Executive Officer and President